# ORCHARD SECURITIES, LLC

## JUNE 30, 2026

## TABLE OF CONTENTS

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| SEC FILE NUMBER |
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| 8-66719 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Orchard Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

365 Garden Grove Lane, Suite 100
(No. and Street)

| Pleasant Grove | Utah | 84062 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Charlie Badalamenti | (720) 454-4275 | cbad@orchardsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

| 2617 Huntingdon Pike | Huntingdon Valley | PA | 19006 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/18/2003 | 169 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kevin Bradburn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Orchard Securities, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S&Co Sanville & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and
Those Charged With Governance of
Orchard Securities, LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Orchard Securities, LLC(the "Company") as of June 30, 2026, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2026 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Sanville & Company*

This is our initial year as auditor.
Huntingdon Valley, Pennsylvania
September 8, 2026

# ORCHARD SECURITIES, LLC
# STATEMENT OF FINANCIAL CONDITION
# YEAR ENDED JUNE 30, 2026

**ASSETS**

| | |
|---|---|
| Cash and cash equivalents | $ 507,559 |
| Accounts Receivable, net of allowance for bad debts | 1,601,932 |
| Receivables from Related Parties | 32,768 |
| Fixed assets, net of accumulated depreciation of $41,121 | 5,952 |
| Intangible asset, net of accumulated amortization of $464,000 | 116,000 |
| Goodwill | 55,000 |
| Other Assets | 180,395 |
| **Total Assets** | $ 2,499,606 |

**LIABILITIES AND MEMBER'S EQUITY**

| | |
|---|---|
| Liabilities: | |
| Payables to Related Parties | $ 95,478 |
| Accounts Payable | 24,630 |
| **Total Liabilities** | 120,108 |
| Member's equity | 2,379,498 |
| **Total liabilities and member's equity** | $ 2,499,606 |

See notes to the financial statement

# ORCHARD SECURITIES, LLC
# NOTES TO THE FINANCIAL STATEMENT
# YEAR ENDED JUNE 30, 2026

## 1. Organization and Description of Business

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006, and as an equity contribution, contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from FINRA on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

## 2. Summary of Significant Accounting Policies

***Basis of presentation***
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Segment Reporting***
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

**2. Summary of Significant Accounting Policies *(continued)***

**Revenue recognition**

**Platform fees–** In exchange for providing access to a digital platform, transaction processing, payment facilitation, and related services, the Company earns platform fees.

Platform fees are generally recognized as revenue at a point in time when the underlying transaction is completed and the related performance obligation is satisfied (typically when the transaction between users is successfully processed and the Company's right to the fee becomes unconditional).

**Private placement fees-** Fees are earned under engagement agreements with clients for capital-raising services related to the private placement of equity, debt, or other securities.

The Company identifies a single performance obligation consisting of placement agent or similar advisory services. The transaction price is generally a success-based fee (fixed percentage of capital raised, fixed amount, or combination thereof), which may include cash and/or non-cash consideration (e.g., securities). Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal will not occur.

Revenue is recognized at a point in time when the performance obligation is satisfied, which occurs upon successful closing of the private placement transaction (i.e., when the securities are placed and the related services under the engagement letter are complete). Expense reimbursements from clients, if any, are recognized as revenue when the Company is contractually entitled to reimbursement.

**Maintenance fees-** Fees are earned under engagement agreements with clients for capital-raising services related to the private placement of equity, debt, or other securities.

The Company identifies a single performance obligation consisting of placement agent or similar advisory services. The transaction price is generally a success-based fee (fixed percentage of capital raised, fixed amount, or combination thereof), which may include cash and/or non-cash consideration (e.g., securities). Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal will not occur.

Revenue is recognized at a point in time when the performance obligation is satisfied, which occurs upon successful closing of the private placement transaction (i.e., when the securities are placed and the related services under the engagement letter are complete). Expense reimbursements from clients, if any, are recognized as revenue when the Company is contractually entitled to reimbursement.

## 2. Summary of Significant Accounting Policies *(continued)*

**Marketing fees**- Fees are earned under engagement agreements with clients for capital-raising services related to the private placement of equity, debt, or other securities.

The Company identifies a single performance obligation consisting of placement agent or similar advisory services. The transaction price is generally a success-based fee (fixed percentage of capital raised, fixed amount, or combination thereof), which may include cash and/or non-cash consideration (e.g., securities). Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal will not occur.

Revenue is recognized at a point in time when the performance obligation is satisfied, which occurs upon successful closing of the private placement transaction (i.e., when the securities are placed and the related services under the engagement letter are complete). Expense reimbursements from clients, if any, are recognized as revenue when the Company is contractually entitled to reimbursement.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at June 30, 2026 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

### Income taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. However, the Company records and pays state franchise taxes and other required taxes to CA, CO, CT, IL and TN annually as recorded in the financial statements. The Company follows the provisions of FASB Accounting Standards Codification (ASC) Subtopic 740-10 Accounting for Uncertainty in Income Taxes. For June 30, 2026 management has determined that there are no material uncertain income tax provisions.

### Cash and cash equivalents

Cash represents cash and cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of 3 months or less. Cash equivalents are carried at cost plus accrued interest which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements other than for investment purposes. Cash and cash equivalents are held at major financial institutions.

**3. Concentrations**

The Company maintains cash balances in several financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

If the financial condition or operations of the Company's customers deteriorate, the risks associated with selling on credit could increase substantially. As of June 30, 2026, four customers accounted for 72% of the Company's gross accounts receivable and two customers accounted for 38% of the Company's total revenue. The Company does not require collateral or other security to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains allowances for potential credit losses.

**4. Related Party Transactions**

Under an expense sharing agreement with related parties the Company paid rent expense in the amount of $81,183 on a month-to-month agreement to an affiliated company.

The Company received platform fees of $775,576 from an affiliated company.

As of June 30, 2026 amounts due from related parties totaled $32,768. As of June 30, 2026 amounts due to related parties totaled $95,478.

**5. Fixed Assets**

Fixed assets, net at June 30, 2026, are summarized as follows:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 26,086 |
| Office Equipment | | 20,987 |
| | | 47,073 |
| Less accumulated depreciation | $ | (41,121) |
| Total | $ | 5,952 |

Depreciation expense amounted to $0 for the year ended June 30, 2026.

**6. Goodwill**

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interest was transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

### 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital,

both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At June 30, 2026, the Company had net capital of $387,451 which was $379,443 in excess of its required net capital of $8,008. The Company's aggregate indebtedness to net capital was .31 to 1.

### 8. Commitments and Contingencies

In October 2019 the Company was named as a defendant, along with 90 other individuals and entities, in an attempted class action lawsuit by the Kinnie Ma Individual Retirement Account (the "Lead Plaintiff") regarding GPB Capital Holdings, LLC and its affiliates ("GPB") which was filed in the U.S. District Court for the Western District of Texas (the "Attempted Class Action"). Orchard sold GPB products totaling $2.8 million to 47 investors with an average investment amount of less than $60,000. These transactions took place from August 2016 through June 2017.

To date, the Company is not aware that any of its investors have opted to become a member of the class. Furthermore, as of August 2024, the class has not been certified and the action was stayed while a related criminal action was finalized by the U.S. Department of Justice along with the U.S. Securities and Exchange Commission. On August 1, 2024 a federal jury convicted the founder and Chief Executive Officer of GPB along with a related investment adviser, Ascendant Capital, LLC, and its chief executive, on all counts of an indictment charging a conspiracy to commit securities fraud, conspiracy to commit wire fraud and securities fraud. Sentencing will occur in the coming months. With the conclusion of the criminal action the Attempted Class Action may commence at some point in 2025.

It should be noted that in the highly unlikely event that liability was to accrue to the Company, the Company has insurance policies in place that it believes will provide adequate coverage related to its involvement with GPB. Furthermore, its insurance carrier is aware of the matter.

### 9. Subsequent Events

On July 17, 2026 the Company entered into a proposed settlement agreement with plaintiffs on a class action suit (See Note 8). The settlement is subject to the Court's approval. It is likely to be several months before the Court considers and rules on the proposed settlement.